PUBLIC



16014039

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

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SEC FILE NUMBER
8 - 65363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAROTH CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 EAST 59TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER ROTHSCHILD — 212-687-2761
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLP
(Name -- *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER ROTHSCHILD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAROTH CAPITAL ADVISORS LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Date: 2/24/16

President and CEO

Title

Notary Public

KOSTADINOS ERACLEOUS
Notary Public - State of New York
NO. 01ER6210040
Qualified in Queens County
My Commission Expires Aug 10 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAROTH CAPITAL ADVISORS LLC
(A Limited Liability Company)

Index

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of Daroth Capital Advisors LLC:

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC, as of December 31, 2015. This financial statement is the responsibility of Daroth Capital Advisors LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Daroth Capital Advisors LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
February 24, 2016

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, NY 10022 • Tel: 212.792.6300 Fax: 212.792.6350
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY 11530 • Tel: 516.542.6300 Fax: 516.542.9021

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 1,004,291
Accounts receivable	32,495
Prepaid expenses	1,633
Total	$ 1,038,419

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses	$ 17,733
Commitments and contingencies	
Member's equity	1,020,686
Total	$ 1,038,419

See Notes to Statement of Financial Condition.

DAROTH CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Nature of business:

Daroth Capital Advisors LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Daroth Capital LLC ("DC") (the "Parent"). The Company was organized on March 1, 2002 as a Delaware limited liability company and is registered in New York to do business as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member interests. The individual member's limit on liability is based on the relevant state law. The Company provides corporate financial advisory services to selected clients including investment banking and private placement of securities.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents which approximates fair value.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain merger and acquisition and financial advisory fees are earned upon "success" or completion of a transaction

See report of independent registered public accounting firm.

Note 2 - Significant accounting policies (concluded):

and these fees are generally recognized at the closing of the respective transaction. The fees received by the Company are generally paid in cash although the Company also sometimes receives securities in connection with providing financing and advisory services. These securities are measured at their fair market value.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current credit considerations and the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. As of December 31, 2015, management recorded no allowances for doubtful accounts.

Income taxes:

The accompanying financial statement does not contain a provision for federal, state and local income taxes since the Company's net income or loss is included in the federal, state and local income tax returns of its Parent.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to federal, state and local taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2015.

Note 3 - Related party transactions:

During the year ended December 31, 2015, the Company paid DC a monthly fee of $9,000 in accordance with the Administrative Services Agreement dated January 1, 2015. In 2015, the Company paid a total fees of $108,000 to DC, which management believes reflects the Company's allocation of its share of common costs. Additionally, DC paid expenses of $53,371 on behalf of the Company. As of December 31, 2015, $4,250 of these expenses are payable to the related entity and are included in accrued expenses on the accompanying statement of financial condition.

Note 4 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2015, the Company had cash equivalents in excess of SIPC insured limits in the amount of approximately $460,000.

See report of independent registered public accounting firm.

Note 5 - Major customers:

As of December 31, 2015, the Company has an account receivable of $31,736 from one client for reimbursement of expenses.

Note 6 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $967,334, which was $962,334 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0183 to 1.

Note 7 – SIPC Supplemental Report:

Pursuant to SEC Rule 17a-5(e)(4), those who are not exempted from the audit requirement of the Rule and whose gross revenues are in excess of $500,000 are required to file a supplemental independent public accountants' report ("SIPC Supplemental Report") covering Form SIPC-7T. Due to the Company's gross revenues for the year ended December 31, 2015 being below this minimum requirement, the Company is exempt from the SIPC Supplemental Report requirement and only needs to file the original SIPC-7T with applicable payment due no later than sixty days after its year end.

Note 8 - Subsequent events:

The Company has evaluated subsequent events through February 24, 2016 the date these financial statement were issued. There were no material subsequent events that require recognition or additional disclosure in these financial statements.

Daroth Capital Advisors LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2015